FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of August 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)







             HSBC SELLS AUSTRALIAN MARGIN LENDING PORTFOLIO
                               TO ST.GEORGE BANK

HSBC has sold its Australian margin lending portfolio to St.George Bank. The book value of the portfolio was A$425 million (approximately US$324 million) at 31 July 2006.

St.George is the fifth largest banking group in Australia and is ranked one of the top 15 publicly listed companies in Australia by market capitalisation. It provides a full range of retail and business banking, and wealth management services to more than 2.6 million customers nationally.

Stuart Davis, Chief Executive Officer of HSBC Bank in Australia, said: "The sale of our margin lending portfolio follows the recent disposal of HSBC Stockbroking. The two were highly integrated, with HSBC Stockbroking carrying out the administration for all our margin lending customers. St.George presented an attractive offer and ensures our customers have access to award-winning margin loan products.

"HSBC's strategy for growth in Australia continues to place emphasis on making full use of the HSBC Group's strengths and participating in market opportunities where we have a strong comparative advantage.

"Our recent agreement to acquire Westpac's sub-custody business illustrates this clearly. Securities services is an area where we can leverage HSBC's regional network and global efficiency, combining it with our local expertise to the benefit of our sub-custody clients.

"We also continue to roll out our successful new consumer finance initiative to major retail chains throughout Australia and to develop our corporate banking business in areas such as project finance, trade finance, debt capital markets and payments and cash management."

1. HSBC Holdings plc
The HSBC Group is one of the largest banking and financial services organisations in the world. The Group has over 9,500 offices in 76 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa, serves over 125 million customers and has assets of US$1,738 billion at 30 June 2006. HSBC is marketed worldwide as 'the world's local bank'.

Further information can be found at www.hsbc.com

2. HSBC in Australia
In Australia, the HSBC Group offers an extensive range of financial services through a network of 32 branches and offices. These services include personal and commercial financial services, trade finance, treasury and financial markets, financial planning and securities custody. Principal HSBC Group members operating in Australia include HSBC Bank Australia Limited, HSBC Precious Metals (Australia) Limited and HSBC Bank plc.

Further information can be found at www.hsbc.com.au

3. St.George Bank
St.George is Australia's fifth largest bank and one of the top 15 publicly listed companies in Australia, with A$100 billion in assets, 2.6 million customers and over 8,600 employees. Founded in 1937 as a housing-based financial institution, St.George's national operations span all aspects of the financial industry including retail banking, institutional and business banking and wealth management.

Further information can be found at www.stgeorge.com.au



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  08 August 2006